Filed by LightJump Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934,

as amended

Subject Company: LightJump Acquisition Corporation

(Commission File No. 001-39869)

Date: June 24, 2022

Moolec Science CEO Highlights Promise of Molecular Farming
for Food Security at Future Food-Tech Alternative Proteins Summit

June 24, 2022 – Gastón Paladini, Co-Founder and CEO of Moolec Science Limited (“Moolec”) attended the two-day Future Food-Tech Alternative Proteins Summit in New York this week, where he joined fellow industrial thought leaders, and highlighted the promise of Molecular Farming to helping address the challenge of food security.

“Moolec is a science-based food ingredient company, using Molecular Farming” Paladini told the summit in his presentation ’Molecular Farming: Producing Meat Molecules with Plants’ on June 21. “We focus on scale and cost because that is the main goal: to feed the world, to feed more than 10 billion people in 2050. We are really focused on getting a more resilient, sustainable, and equitable food system.”

The Future Food-Tech Alternative Proteins Summit was held from June 21 to 22, 2022 at the New York Marriott at the Brooklyn Bridge with participation from more than 800 people, both virtually and in person. Moolec’s CEO joined other C-Suite executives, investors, and entrepreneurs from all four corners of the globe to accelerate new partnerships and collaborate on opportunities.

Paladini’s speech showcased Moolec’s platform that expresses animal proteins by growing genetically engineered crops containing bovine and porcine proteins, and how this new technology can improve all aspects of meat alternatives, from how they are produced until the final customers’ experience.

Molecular Farming technology is unique in its ability to capitalize on the scale that extensive agriculture entails to achieve affordability. It is also cost-efficient because it leverages biology, using plants and their inputs – sun, water, and soil – as small factories for the production of animal proteins. The Company’s first two products are Chymosin SPC, a bovine protein expressed in safflower that has curdling applications in the cheese industry, and gamma-linoleic acid (GLA), a nutritional oil technology sourced from Bioceres Crop Solutions (Nasdaq:BIOX).

Moolec has accelerated product development efforts to widen its technology reach, by using the two crops that are most broadly used as protein alternatives – soy and peas – to develop actual meat proteins.

Through this type of “food hacking”, Molecular Farming promises to transform food production, Paladini said.

“We are food hackers.” Paladini told the summit. “We are hacking the system from the inside by using the link of the current value chain. But we reverse the logic. Instead of feeding animals with plant proteins, we could say that we are feeding plants with animal proteins.”

On June 15, 2022 Moolec announced the entry into a definitive agreement with LightJump Acquisition Corp. (Nasdaq: LJAQ; “LightJump”) for a business combination that would result in Moolec Science SA (the “Company”), a newly created affiliate of Moolec incorporated in Luxembourg, becoming a publicly listed company (the “Transaction”).

About Moolec Science

Moolec is a science-based ingredient company focused on producing real animal proteins in plants through Molecular Farming, a disruptive technology in the alternative protein landscape. Its purpose is to upgrade taste, nutrition, and affordability of alternative protein products while building a more sustainable and equitable food system. The company’s technological approach aims to have the cost structure of plant-based solutions with the organoleptic properties and functionality of animal-based ones. Moolec’s technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. Moolec is run by a diverse team of Ph.Ds and Food Insiders, and operates in the United States, Europe, and South America. For more information, visit www.moolecscience.com.

About LightJump Acquisition Corp.

LightJump is a Delaware blank check company incorporated on July 28, 2020 formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more target businesses. For more information, visit www.lightjumpcap.com/lightjump-acquisition-corphttps://www.lightjumpcap.com/lightjump-acquisition-corp

Forward Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, statements concerning the following include forward looking statements: the growth of Moolec’s business and its ability to realize expected results; the business model of Moolec relating to any partnerships, commercial contracts, regulatory approvals or patent filings; the viability of its growth and commercial strategy; financial projections; the success, cost and timing of its product development abilities; the advantages and potential of Moolec’s technology and products, including in comparison to competing technologies and products; trends and developments in the industry; the addressable market; the contemplated transaction among Moolec and LightJump; Moolec’s addressable market; and the potential effects of the business combination among Moolec and LightJump. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec or LightJump are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. These factors include, but are not limited to: (1) the inability to complete the transactions contemplated by the proposed business combination, resulting in the Combined Company with the expectation to be listed on Nasdaq; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) the inability to successfully retain or recruits officers, key employees, or directors following the proposed business combination; (4) effects on LightJump’s public securities’ liquidity and trading; (5) the market’s reaction to the proposed business combination; (6) the lack of a market for LightJump’s securities; (7) Moolec’s and LightJump’s financial performance following the proposed business combination; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that LightJump or Moolec may be adversely affected by other economic, business, and/or competitive factors; (11) the risk that Moolec is unable to successfully develop and commercialize Moolec’s products or services or experience significant delays; (12) the risk of product liability or regulatory lawsuits relating to Moolec’s products and services; (13) the risk that Moolec is unable to secure or protect its intellectual property; (14) the ability to maintain the listing of LightJump’s securities on Nasdaq and (15) the ability for the Company’s securities to be approved for listing on Nasdaq or if approved, maintain the listing. The foregoing list of factors is not complete or exhaustive. You should carefully consider the foregoing factors as well as other risks and uncertainties described in the “Risk Factors” section of LightJump’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and in the final prospectus of LightJump related to its initial public offering filed with the SEC. You should also carefully consider the other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by LightJump and the Form F-4 and proxy statement to be filed with the SEC by the Company and LightJump. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, the Company is expected to file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to the Company’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of LightJump Acquisition Corp. to vote on the proposed transaction. Shareholders of LightJump Acquisition Corp. and other interested persons are encouraged to read, when available, the Form F-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein as well as other documents to be filed with the SEC in connection with the proposed transaction because these documents will contain important information about LightJump Acquisition Corp., Moolec Science, and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of LightJump Acquisition Corp. as of a record date to be established for voting on the proposed transaction. Once available, shareholders of LightJump Acquisition Corp. will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website www.sec.gov.

Participants in the Solicitation

The Company and Moolec Science and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of LightJump Acquisition Corp. and their ownership is set forth in LightJump Acquisition Corp.’s filings with the SEC, including its Form 10-K for the year ended December 31, 2021 and subsequent filings under section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of LightJump Acquisition Corp.’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when those are filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Company or Moolec Science, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Moolec Science Media Contacts

●	Catalina Jones

comms@moolecscience.com

●	Edmond Lococo

MoolecPR@icrinc.com

Moolec Science and LightJump Acquisition Corp. Investor Contact:

●	Michael Bowen, ICR, LLC

MoolecIR@icrinc.com

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